SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of October 2008

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:        October 28, 2008

INVESTOR CONTACTS investor.relations@homex.com.mx Carlos J. Moctezuma Head of Investor Relations +5266-7758-5800 cmoctezuma@homex.com.mx

Third Quarter 2008 Results

Culiacán Mexico, October 28, 2008—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the third quarter ended September 30, 20081

New Mexican Accounting Reporting Standard for 2008:

As companies in Mexico no longer follow inflation accounting (Bulletin B-10), 3Q08 figures are presented without inflation adjustment; while 3Q07 figures are presented with inflation adjustment through December 31, 2007. Therefore, the results of the two quarterly periods are not directly comparable.

Highlights
•	Total revenues in the 2008 third quarter increased 17.0% to Ps.4.7 billion (US$432 million) from Ps.4.0 billion (US$369 million) in the year-ago period.

•
Earnings before interest, taxes, depreciation and amortization (EBITDA), during the quarter were Ps.1,127 million (US$103 million), an 18.0% increase from the Ps.955 million (US$87 million) reported in the third quarter of 2007.

•	EBITDA margin increased 20 basis points to 23.9% in the third quarter of 2008 from 23.7% EBITDA margin reported in the third quarter of 2007.

•
Net income decreased 37.8% in the third quarter of 2008, mainly due to a foreign exchange loss of Ps.298 million, compared to a foreign exchange gain of Ps.88 million recorded in the third quarter of 2007.

•	Earnings per share for the third quarter of 2008 decreased 37.7% to Ps.1.04 compared to Ps.1.67 in the comparable quarter of 2007, principally as a result of the foreign exchange charge.

“While we are generally pleased with our year over year revenue and EBITDA performance, there is no doubt that world economic weakness is creating a more challenging economic environment for Mexican families. In response to this challenging horizon we are taking pro-active measures to adjust our strategy to face any potential slowdown in the Mexican economy,” said Gerardo de Nicolás, Chief Executive Officer of Homex. “Many of these defensive measures have been at the core of our strategy for more than a decade; we will continue with our focus in the affordable entry level market, where fundamentals remain solid, now with a product offering targeting the lower affordable sector, thus lowering our customer’s reliance on bank financing. We also will aim to maintain our long-term debt profile and a more conservative working capital strategy.”

1 Unless otherwise noted, all monetary figures are presented in Mexican pesos and in accordance with recently applicable Mexican Financial Reporting Standards (MFRS): “NIF B-10”. Third Quarter 2008 figures are presented without inflation adjustment; while Third Quarter 2007 figures are presented with inflation adjustment through December 31, 2007. The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and estimated using an exchange rate Ps. 10.9397 per US$1.00. Third quarter 2008 financial information is unaudited and is subject to adjustment.

“We are adjusting, as well, our focus on lower middle income segments, narrowing our product range from Ps.600 thousand to Ps.1.5 million, and we will minimize land acquisitions for the remainder of the year, reducing capital expenditures and enhancing our cash position.”

FINANCIAL AND OPERATING HIGHLIGHTS			NINE MONTHS
Thousands of pesos	3Q'08 U.S Dollars (Convenience Translation)	3Q'08	3Q'07	% Chg.	2008	2007	% Chg.
Volume (Homes)	14,989	14,989	13,229	13.3%	39,066	35,279	10.7%
Revenues	$431,740	$4,723,106	$4,036,405	17.0%	$12,585,558	$10,649,468	18.2%
Gross profit	$128,220	$1,402,684	$1,336,826	4.9%	$3,916,916	$3,437,147	14.0%
Operating income	$77,265	$845,259	$878,836	-3.8%	$2,474,493	$2,322,105	6.6%
Net Interest Expense	$5,780	$63,231	$128,080	-50.6%	$123,349	$300,307	-58.9%
Net Income	$31,846	$348,383	$560,489	-37.8%	$1,575,004	$1,459,483	7.9%
EBITDA (b)	$103,027	$1,127,086	$955,045	18.0%	$3,024,110	$2,688,240	12.5%
Gross Margin	29.7%	29.7%	33.1%		31.1%	32.3%
Operating Margin	17.9%	17.9%	21.8%		19.7%	21.8%
EBITDA Margin	23.9%	23.9%	23.7%		24.0%	25.2%
Earnings per share	1.04	1.04	1.67		4.70	4.35
Earnings per ADR presented in US$(c)	0.57	0.57	0.92		2.58	2.38
Weighted avge. shares outstanding (MM)	334.9	334.9	335.9		334.9	335.9
Accounts receivable (as a % of sales)					60.3%	40.6%
Accounts receivable (days) period-end					217	146
Inventory turnover (days) period-end					348	331
Inventory (w/o land) turnover (days) period-end					62	88

(a) As a result of the elimination of inflation accounting in Mexico effective December 31, 2007, the results of the third quarter of 2007 and 2008 are not directly comparable.

(b) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense, employee statutory profit sharing expense and capitalized interest. Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the third quarter 2008 and 2007.

(c) US$ values estimated using an exchange rate of Ps.10.9397 per US$1.00. Common share/ADR ratio: 6:1

Operating Results

Homex operated in 34 cities and 21 states across Mexico as of September 30, 2008.

Sales Volume. During the quarter, sales volume totaled 14,989 homes, an increase of 13.3% compared to the third quarter of 2007, mainly reflecting the Company’s focus on lower-affordable product mix. During the third quarter of 2008 affordable entry-level volumes accounted for 13,711 homes, or 91.5% of total sales volume, relatively stable when compared to the 91.6% achieved in the year ago period and a 27 bps increase compared to the 91.2% recorded in the second quarter of 2008. Middle-income volume was 1,278 homes, a 15.7% increase from the third quarter of 2007. During the quarter, middle-income volume represented 8.5% of total sales volume, a slight increase compared to the 8.4% that middle- income units represented during the third quarter of 2007 and a 32 bps decrease when compared to the second quarter of 2008.

THIRD QUARTER 2008 RESULTS

VOLUME
	3Q'08	2Q'08	Change 3Q08 / 2Q08	3Q'07	Change 3Q08 / 3Q07	2008 YTD	2007 YTD	Change 08/07
Affordable-entry	13,711	12,238	12.0%	12,124	13.1%	35,652	32,270	10.5%
Middle income	1,278	1,188	7.6%	1,105	15.7%	3,414	3,009	13.5%
Total volume	14,989	13,426	11.6%	13,229	13.3%	39,066	35,279	10.7%

The average price during the third quarter for all homes sold was Ps.314 thousand, a 3.1% decrease compared to the second quarter of 2008. The average price in the third quarter of 2008 reflects the Company’s ability to rapidly adapt its product offering to market trends. Homex’s strategy to take further advantage of demand for lower-affordable products resulted in an increased sales volume and a 3.3% average price decrease within the entry level when compared to the previous quarter. The middle income average price remained unchanged when compared to the second quarter of 2008, also reflecting the Company’s focus on lower priced products for the lower portion of the middle income level.

AVERAGE PRICE				PRICE RANGE BY SEGMENT*					2008 Price Range
Thousands of pesos	3Q'08	2Q'08	Change 3Q08 / 2Q08	3Q'07	Change 3Q08 / 3Q07	2008 YTD	2007 YTD	Change 08 /07	Low	High
Affordable-entry	$267	$276	-3.3%	$260	2.8%	$443	$407	8.8%	$185	$600
Middle income	$820	$820	0.1%	$743	10.4%	$1,311	$1,219	7.6%	$601	$1,500
Average price for all homes	$314	$324	-3.1%	$300	4.7%	$322	$302	6.7%
* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. For the quarter ended September 30, 2008, 82.1% of the Company’s customers obtained mortgages from INFONAVIT, a 300 basis points (bps) increase when compared to the year ago period. The remainder of Homex´s customers obtained financing mainly from FOVISSSTE and the five largest commercial banks.

MORTGAGE FINANCING BY SEGMENT
Number of Mortgages					Number of Mortgages
Financing Source	3Q'08	% of Total	3Q'07	% of Total	2008 YTD	% of Total	2007 YTD	% of Total
INFONAVIT	12,306	82.1%	10,464	79.1%	32,009	81.9%	27,304	77.4%
SHF & Banks	1,454	9.7%	1,879	14.2%	3,455	8.8%	5,286	15.0%
FOVISSSTE	1,229	8.2%	886	6.7%	3,602	9.2%	2,689	7.6%
Total	14,989	100.0%	13,229	100.0%	39,066	100.0%	35,279	100.0%

Geographic Expansion. During the quarter, the Company continued to consolidate its operations in existing cities by launching six new affordable entry level developments at Monterrey, Tijuana, Torreon, State of Mexico and Queretaro. Additionally, two affordable-entry level stages were initiated in current communities.

Homex does not anticipate to open new cities during the remaining of 2008, and will continue to follow its strategy of maintaining a geographically diverse base of projects in medium-sized cities, while strengthening its presence in the major metropolitan areas of Mexico during the quarter.

THIRD QUARTER 2008 RESULTS

Financial Results

Revenues increased 17.0% in the third quarter of 2008 to Ps.4,723 million from Ps.4,036 million in the same period of 2007. Total housing revenues in the third quarter of 2008 increased 18.6%, mainly driven by higher sales volume in both segments. Affordable-entry level revenues increased during the third quarter 2008 by 16.2%, while revenues from middle-income increased 27.7%. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials, such as block and concrete to third parties, decreased 75.8%.

REVENUES BREAKDOWN
Thousands of pesos	3Q'08	3Q'07	Change 08 / 07	2008 YTD	2007 YTD	Change 08 / 07
Affordable-entry	$3,658,069	$3,146,972	16.2%	$9,713,943	$8,196,417	18.5%
Middle income	$1,048,530	$821,315	27.7%	$2,800,029	$2,320,087	20.7%
Total housing revenues	$4,706,599	$3,968,287	18.6%	$12,513,972	$10,516,504	19.0%
Other revenues	$16,507	$68,118	-75.8%	$71,586	$132,964	-46.2%
Total revenues	$4,723,106	$4,036,405	17.0%	$12,585,558	$10,649,468	18.2%

Gross Profit. For the quarter, gross profit increased 4.9% to Ps.1,403 million from Ps.1,337 million in the same quarter of 2007. Homex generated a gross margin of 29.7% in the third quarter of 2008, compared to 33.1% in the same period of last year. The lower margin is mainly driven by the application of Bulletin D-6 which requires the Company to capitalize in 2008 the integral financing cost previously expensed on a current basis. During the quarter the Company capitalized Ps. 174 million into the cost. On a pro forma basis (without considering the application of bulletin D-6 in 2008) Homex´s gross margin for the quarter was 33.4%,a 25 basis points increase compared to the third quarter of 2007. This result evidences reduced construction costs resulting from the implementation of Homex´s construction technology based on aluminum moulds, which has contributed to offset the increases in construction materials prices.

Selling General and Administrative Expenses (SG&A). As a percentage of total revenues, selling general and administrative expenses in the third quarter of 2008 increased to 11.8% from 11.3% in the third quarter of 2007. The increase in SG&A year over year is mainly the result of a new volume incentive-based commission system implemented by the Company to enhance competitiveness, as well as to reduce the turnover of its sales force. In conjunction with this new commission structure, as of October 1st, the Company started the implementation of an expense-reduction program, including evaluations of administrative personnel at its corporate offices. The Company expects to complete the implementation of this expense reduction program before the end of this year and to realize the expected 100 bps benefit (as a percentage of revenues) in 2009.

SELLING GENERAL AND ADMINISTRATIVE EXPENSES
Thousands of pesos	3Q08	% of Total	3Q07	% of Total	Change 08 / 07	2008 YTD	% of Total	2007 YTD	% of Total	Change 08 / 07
Selling general and administrative expenses	$534,662	11.3%	$434,292	10.8%	23.1%	$1,374,133	10.9%	$1,044,425	9.8%	31.6%
Beta trademark amortization	22,763	0.5%	23,698	0.6%	-3.9%	$68,290	0.5%	$70,617	0.7%	-3.3%
TOTAL SELLING GENERAL AND ADMINISTRATIVE EXPENSES	$557,425	11.8%	$457,990	11.3%	21.7%	$1,442,423	11.5%	$1,115,042	10.5%	29.4%

Operating income: Mainly as a result of the application of Bulletin D-6 during the third quarter of 2008, operating income decreased 3.8% to Ps.845 million compared to Ps.879 million in the same period of 2007. Operating income as a percentage of revenues was 17.9% in the third quarter of 2008 compared to 21.8% in the same period of 2007. On a pro forma basis (without considering the application of Bulletin D-6 in 2008) Homex´s operating margin for the quarter was 21.6%.

THIRD QUARTER 2008 RESULTS

Net comprehensive financing cost registered a loss of Ps.361 million in the third quarter of 2008 compared to a loss of Ps.43 million in the third quarter of 2007. The result reflects the depreciation of the Mexican peso-US dollar exchange rate registered in the translation of Homex’s foreign currency-denominated position as well as the spread differentials between TIIE Swap and LIBOR Swap used to calculate the mark to market of the Company’s interest-only swap. As a percentage of revenues, net comprehensive financing cost was 7.6% in the third quarter of 2008 versus 1.1% in the third quarter of 2007. The drivers of this result included the following:

a)
Net interest expense decreased to Ps.63 million in the third quarter of 2008 from Ps.128 million in the third quarter of 2007 as a result of the capitalization of interest previously expensed on a current basis. For the third quarter of 2008, the Company capitalized Ps.191 million of interest into cost and inventory.

b)
Foreign exchange loss in the third quarter of 2008 was Ps.298 million compared to a foreign exchange gain of Ps.88 million in the third quarter of 2007. Year to date, the foreign exchange loss was Ps.124 million.

Foreign Exchange exposure and currency derivatives. As of October 27, 2008, Homex’s US Dollar denominated debt corresponds to a US$250 million bond issued in 2005, with a single principal payment at maturity in 2015. The Company has an interest-only swap that effectively diminishes the short and mid-term exchange risk in the interest payments. This interest-only swap currently has a positive mark to market of approximately US$4.5 million. All of the Company’s US Dollar denominated financial commitments for 2008 have been covered.

Net income for the third quarter of 2008 decreased 37.8% to Ps.348 million from the Ps.560 million reported in the same period of 2007, principally as a result of the foreign exchange charge and the factors discussed above.

Earnings per share for the third quarter of 2008 was Ps.1.04, as compared to Ps.1.67 in the third quarter of 2007.

EBITDA margin improved to 23.9% in the third quarter of 2008 from 23.7% in the same period last year, mainly the result of generated efficiencies from the use of our new construction technology based on aluminum moulds.

The following table sets forth a reconciliation of net income to EBITDA for the third quarter 2008 and 2007.

THIRD QUARTER 2008 RESULTS

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	3Q08	3Q07
Net Income (loss)	$348,383	$560,489
Depreciation	$80,946	$44,376
Interest Capitalization	$173,510	$0
Beta Trademark	$22,763	$23,698
Net Comprehensive Financing Cost	$361,256	$42,552
Income Tax Expense	$132,134	$250,547
Minority Interest	$8,093	$33,383
EBITDA	$1,127,085	$955,045

Land Reserve. As of September 30, 2008, Homex’s land reserve was 69 million square meters, which includes both, titled land and land in process of being titled. This is equivalent to 341,237 homes, of which 312,075 are focused on the affordable entry-level and 29,162 in the middle-income and higher end segments.

As of September 30, 2008 Homex had approximately five years of future sales of land bank on the balance sheet. In addition, Homex maintains approximately one year of additional anticipated sales in optioned land. The Company is not contemplating any major land acquisition in the near future.

Liquidity. In light of a more restrictive environment for credit availability, Homex intends to identify opportunities for continuous cost savings as well as revenue enhancement by focusing on lower affordable housing. The cost savings initiative that the Company intends to implement includes reduced corporate expenses and reduced capital expenditures, since Homex has completed its current investment in aluminum moulds.

Homex drew down the additional balance from the recently contracted credit facility with Banco Inbursa, S.A., representing approximately Ps.1,200 million. Through the use of these additional resources the Company executed land payments previously contracted, following its tax planning strategy, and secured the required land for next year’s operations, thus reducing the need for additional land investments which is one of the main uses of cash flow.

Homex’s average debt maturity is 5.4 years. The Company had a net debt of Ps.4,586 million as of September 30, 2008. Homex’s net debt to total capital ratio was 34.6% while interest coverage was 17.8x. Without considering Bulletin D-6 , the EBITDA to Net Interest Expense would have been 6.7x in the third quarter of 2008.

•	Net debt: Ps.4,586 million

•	Net debt to EBITDA ratio: 1.06x

•	Debt to total capitalization ratio: 34.6%

THIRD QUARTER 2008 RESULTS

RECONCILIATION OF NET INCOME (LOSS) TO FREE CASH FLOW DERIVED FROM OUR MFRS INFORMATION		Accumulated as of
Thousands of pesos	sep-08	sep-07
Net Income (loss)	$1,575,004	$1,459,483
Items that did not require cash resources (non-cash items)	970,275	936,177

Net resources used (generated) by operating activities	-5,362,116	-2,479,596
Capital Expenditures	-373,504	-451,249
Free Cash Flow after land purchases and CAPEX	-$3,190,341	-$535,185

Accounts Receivable. Homex reported total receivables of 60.3% of revenues as of September 30, 2008, representing an increase over the 40.6% reported as of September 2007, calculated for the twelve months ended September 30, 2007. Total receivables as a percentage of revenues was 54.8% as of June 30, 2008.

The period-end days in accounts receivable, calculated as of September 30, 2008, was 217 days, compared to 197 days as of June 30, 2008. As of September 30, 2007 period-end days of accounts receivable was 146 days. The year-over-year increase is mainly due to a temporary suspension of the Federal Government Subsidy, which is worth mentioning was re-opened in October of this year, as well as a longer collection process from the increase in vertical and middle income building projects, and an increase in collection times driven by the shift of mortgage financing from sofoles to commercial banks.

WORKING CAPITAL CYCLE	3Q08	3Q07
Inventory w/land days	348	331
Turnover accounts receivable days	217	146
Turnover accounts payables days	168	145
Total Working Capital Cycle	397	332

2008 Guidance. The Company’s growth expectations have not changed from December of 2007, when guidance for 2008 was published with anticipated revenue growth of 16% to 18% in real terms and an EBITDA margin in the range of 24% to 25%. Nevertheless, in consideration of the current world economic crisis, Homex believes it would not be prudent to ratify a revenue growth range in real terms since the assumption of inflation level guided by the central bank of Mexico currently considers a 220 bps higher level than at the beginning of the year. Therefore, the Company expects to grow 2008 revenues in the range of 19% to 21% in nominal terms.

About Homex
Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

THIRD QUARTER 2008 RESULTS

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month and nine-month periods ended September 30, 2008 and 2007, the Consolidated Statement of Changes in Financial Position for the period ended September 30, 2008 and 2007 and the Consolidated Balance Sheet of Desarrolladora Homex, S.A.B. de C.V.

THIRD QUARTER 2008 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF SEPTEMBER 30, 2008 WITH SEPTEMBER 30, 2007
(Figures in thousands of pesos)	sep-08		sep-07		Change 08 / 07
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,483,560	5.4%	2,141,305	10.4%	-30.7%
Accounts receivable, net	10,941,099	40.0%	6,155,279	29.9%	77.8%
Inventories	12,080,447	44.2%	9,479,930	46.1%	27.4%
Other current assets	234,141	0.9%	440,199	2.1%	-46.8%
Total current assets	24,739,246	90.5%	18,216,713	88.6%	35.8%

Property and equipment, net	1,302,541	4.8%	989,782	4.8%	31.6%
Goodwill	731,861	2.7%	731,861	3.6%	0.0%
Other assets	564,872	2.1%	628,369	3.1%	-10.1%
TOTAL	27,338,521	100.0%	20,566,725	100.0%	32.9%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	805,642	2.9%	702	0.0%	-
Accounts payable	5,845,141	21.4%	4,154,790	20.2%	40.7%
Advances from customers	218,538	0.8%	357,535	1.7%	-38.9%
Taxes payable	159,098	0.6%	205,977	1.0%	-22.8%
Total current liabilities	7,028,419		4,719,004		48.9%

Long-term notes payable to financial institutions	5,264,072	19.3%	3,961,627	19.3%	32.9%
Labor Obligations	115,046	0.4%	52,922	0.3%	117.4%
DEFERRED INCOME TAXES	3,476,515	12.7%	2,719,665	13.2%	27.8%
Total liabilities	15,884,052	58.1%	11,453,217	55.7%	38.7%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.9%	528,011	2.6%	0.0%
Additional paid-in capital	3,180,881	11.6%	3,280,222	15.9%	-3.0%
Retained earnings	7,314,030	26.8%	4,965,444	24.1%	47.3%
Excess in restated stockholders' equity	337,492	1.2%	332,022	1.6%	1.6%
Cumulative initial effect of deferred income taxes	-157,828	-0.6%	-157,828	-0.8%	0.0%
Majority Stockholders´ Equity	11,202,586	41.0%	8,947,871	43.5%	25.2%

Minority interest	251,883	0.9%	165,637	0.8%	52.1%
TOTAL STOCKHOLDERS´ EQUITY	11,454,469	41.9%	9,113,508	44.3%	25.7%

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	27,338,521	100.0%	20,566,725	100.0%	32.9%

THIRD QUARTER 2008 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THIRD QUARTER 2008 WITH THIRD QUARTER 2007
(Figures in thousands of pesos)	3Q'08		3Q'07		Change 08 / 07
REVENUES
Affordable-entry level revenue	3,658,069	77.5%	3,146,972	78.0%	16.2%
Middle income housing revenue	1,048,530	22.2%	821,315	20.3%	27.7%
Other revenues	16,507	0.3%	68,118	1.7%	-75.8%
TOTAL REVENUES	4,723,106	100.0%	4,036,405	100.0%	17.0%
TOTAL COSTS	3,320,422	70.3%	2,699,579	66.9%	23.0%

GROSS PROFIT	1,402,684	29.7%	1,336,826	33.1%	4.9%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	534,662	11.3%	434,292	10.8%	23.1%
Beta Trademark Amortization	22,763	0.5%	23,698	0.6%	-3.9%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	557,425	11.8%	457,990	11.3%	21.7%

OPERATING INCOME	845,259	17.9%	878,836	21.8%	-3.8%
OTHER INCOME AND EXPENSES	4,607	0.1%	8,135	0.2%	-43.4%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	97,368	2.1%	164,638	4.1%	-40.9%
Interest income	-34,137	-0.7%	-36,558	-0.9%	-
Foreign exchange (gain) loss	298,025	6.3%	-87,564	-2.2%	-
Monetary position loss	0	0.0%	2,036	0.1%	-100.0%
	361,256	7.6%	42,552	1.1%	-
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	488,610	10.3%	844,419	20.9%	-42.1%

INCOME TAX EXPENSE	132,134	2.8%	250,547	6.2%	-47.3%
NET INCOME	356,476	7.5%	593,871	14.7%	-40.0%
MAJORITY INTEREST	348,383	7.4%	560,489	13.9%	-37.8%
MINORITY INTEREST	8,093	0.2%	33,383	0.8%	-75.8%
NET INCOME	348,383	7.4%	560,489	13.9%	-37.8%
Earnings per share	1.04	0.0%	1.67	0.0%	-37.7%

EBITDA	1,127,086	23.9%	955,045	23.7%	18.0%

THIRD QUARTER 2008 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF NINE MONTHS 2008 WITH NINE MONTHS 2007
(Figures in thousands of pesos)	2008 YTD		2007 YTD		Change 08 / 07
REVENUES
Affordable-entry level revenue	9,713,943	77.2%	8,196,417	77.0%	18.5%
Middle income housing revenue	2,800,029	22.2%	2,320,087	21.8%	20.7%
Other revenues	71,586	0.6%	132,964	1.2%	-46.2%
TOTAL REVENUES	12,585,558	100.0%	10,649,468	100.0%	18.2%
TOTAL COSTS	8,668,642	68.9%	7,212,321	67.7%	20.2%

GROSS PROFIT	3,916,916	31.1%	3,437,147	32.3%	14.0%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	1,374,133	10.9%	1,044,425	9.8%	31.6%
Beta Trademark Amortization	68,290	0.5%	70,617	0.7%	-3.3%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	1,442,423	11.5%	1,115,042	10.5%	29.4%

OPERATING INCOME	2,474,493	19.7%	2,322,105	21.8%	6.6%
OTHER INCOME	22,969	0.2%	164,956	1.5%	-86.1%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	240,279	1.9%	404,716	3.8%	-40.6%
Interest income	-116,930	-0.9%	-104,409	-1.0%	12.0%
Foreign exchange (gain) loss	123,816	1.0%	-49,310	-0.5%	-
Monetary position loss	0	0.0%	41,585	0.4%	-100.0%
	247,165	2.0%	292,581	2.7%	-15.5%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	2,250,297	17.9%	2,194,480	20.6%	2.5%

INCOME TAX EXPENSE	622,607	4.9%	660,318	6.2%	-5.7%
NET INCOME	1,627,690	12.9%	1,534,162	14.4%	6.1%
MAJORITY INTEREST	1,575,004	12.5%	1,459,483	13.7%	7.9%
MINORITY INTEREST	52,686	0.4%	74,679	0.7%	-29.5%
NET INCOME	1,575,004	12.5%	1,459,483	13.7%	7.9%
Earnings per share	4.70		4.35		8.2%

EBITDA	3,024,110	24.0%	2,688,240	25.2%	12.5%

THIRD QUARTER 2008 RESULTS

Consolidated Statement of Changes in Financial Position
As of September 30, 2008 and 2007

Net income	1,575,004	1,459,483
Non Cash items:
Depreciation	226,692	130,562
Minority Interest	52,686	74,679
Amortization of Intangibles	68,290	70,617
Labor obligations
Deferred income taxes	622,607	660,318
	2,545,279	2,395,660
(Increase) decrease in:
Trade accounts receivable	(3,135,627)	(746,942)
Inventories (w/land)	(597,334)	(86,906)
Trade accounts payable	(1,358,835)	(1,451,603)
Other A&L, net (1)	(270,320)	(194,145)
Changes in operating assets and liabilities	(5,362,116)	(2,479,596)

Operating Cash Flow	(2,816,837)	(83,936)

Capex	(373,504)	(451,249)

Free Cash Flow	(3,190,341)	(535,185)

Net Financing Activities	2,310,977	257,204

Net increase (decrease) cash and restricted cash	(879,364)	(277,981)

Balance at beginning	2,362,924	2,419,286

Balance at end	1,483,560	2,141,305

(1) Includes adjustment of goodwill and others.

Our shareholders may request a hard copy of Homex complete Consolidated Audited Financial Statements for the period ended December 31, 2007, free of charge.

THIRD QUARTER 2008 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: October 28, 2008
By: Alan Castellanos
Name: Alan Castellanos
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer